NOBILITY HOMES, INC

2003 ANNUAL REPORT


NOBILITY HOMES, INC.
CORPORATE OFFICE

Nobility Corporate Headquarters Ocala, Florida



Kitchen of Special Edition Home



Triplewide Model Home

The Company is engaged in the design, manufacture and sale of manufactured homes to a network of retail sales centers, including its own sales centers, and manufactured housing communities throughout Florida. Through its wholly-owned subsidiary, Prestige Home Centers, Inc., the Company currently operates seventeen retail sales centers in Florida; Ocala (three), St. Augustine, Chiefland, Tallahassee, Tampa, Lake City, Auburndale, Inverness, Hudson, Tavares, Jacksonville, Yulee, Fort Walton, Pace and Panama City. The Company also provides financing and insurance services through a joint venture and a wholly-owned subsidiary, respectively, to customers in connection with their home purchases at the Company's retail sales centers. The Company has two manufacturing plants located in Ocala and Belleview, Florida. Trade names used for its manufactured homes include "Kingswood," "Richwood," "Springwood," "Springwood Special," "Tropic Isle Special," "Regency Manor Special," and "Special Edition."

EXECUTIVE OFFICES

3741 S.W. 7th Street
P.O. Box 1659
Ocala, Florida 34478
Phone (352) 732-5157
Fax (352) 732-3711
www.nobilityhomes.com

MANUFACTURING LOCATIONS

OCALA PLANT
P.O. Box 1838
Ocala, Florida 34478
(352) 732-6110

BELLEVIEW PLANT
P.O. Box 779
Belleview, Florida 34421
(352) 245-5126

INDEX

FINANCIAL HIGHLIGHTS

For the years ended November 1, 2003, November 2, 2002 and November 3, 2001

RESULTS FOR THE YEAR	2003	2002	2001
Total net sales	**$ 39,229,156**	$ 37,916,463	$ 30,287,663
Net income	**$ 3,078,479**	$ 3,134,902	$ 2,477,913
Earnings per share – diluted	**$ 0.77**	$ 0.76	$ 0.58
Average shares outstanding – diluted	**4,021,996**	4,130,464	4,286,778

FINANCIAL POSITION AT END OF YEAR	2003	2002	2001
Working capital	**$ 14,736,228**	$ 17,404,615	$ 15,939,196
Current ratio	**3.5:1**	5.7:1	5.0:1
Stockholders' equity	**$ 26,816,318**	$ 23,778,892	$ 21,723,702
Book value per common share	**$ 6.69**	$ 5.92	$ 5.24
Return on average stockholders' equity	**12%**	14%	12%
Return on average assets	**10%**	12%	10%

SUMMARY OF FINANCIAL DATA



Gross Margin
28.0%
27.0%
26.0%
25.0%
24.0%
26.1%
25.7%
27.9%
25.9%
25.2%
1999
2000
2001
2002
2003



Diluted Earnings Per Share
$1.20
$1.00
$0.80
$0.60
$0.40
$0.20
$0.00
$0.58
$0.49
$0.58
$0.76
$0.77
1999
2000
2001
2002
2003



Net Sales
(in 000's)
$50,000
$40,000
$30,000
$20,000
$10,000
$0
$40,353
$29,565
$30,288
$37,916
$39,229
1999
2000
2001
2002
2003



Operating Margin
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
8.4%
6.3%
9.9%
10.4%
10.4%
1999
2000
2001
2002
2003

TO OUR SHAREHOLDERS

Your Company reported continued strong sales and operating results for fiscal year ended November 1, 2003. Net sales were $39,229,156 up 3.5% from net sales of $37,916,463 for fiscal year 2002. Nationwide industry shipments were down an estimated 23% and industry shipments in Florida, our primary market, were down an estimated 6%. Although Nobility out performed the industry, high repossession rates, tight retail credit standards, high unemployment and a sluggish national economy continued to hamper the manufactured housing industry and adversely impacted our sales and earnings.

Income from operations increased 3.8% for fiscal year 2003 to $4,077,598 from $3,929,699 in the same period a year ago. Other income was $224,322 lower this year than in fiscal 2002 which resulted in net income after taxes of $3,078,479 compared to $3,134,902 last year. Earnings per diluted share for the current fiscal year 2003 increased to $.77 per share versus $.76 last fiscal year.

The financial position of your Company further improved during fiscal year 2003 and remains very strong with cash and cash equivalents of $10,641,748, short and long-term investments of $5,592,375 and no outstanding debt. Working capital is $14,736,228 and our ratio of current assets to current liabilities is 3.5:1. Shareholders' equity increased 13% to $26,816,318 and the book value per share of common stock increased to $6.69. The return on average shareholders' equity was 12% and the return on average assets was 10%, both superior percentages for our industry. Nobility's strong financial position provides the financial resources to continue emphasizing and increasing the value of our established strategy of vertical integration in fiscal 2004. Management remains committed to improve and protect the corporate assets by continuing our long-standing philosophy of maintaining low overheads, low inventories, and tight operational and monetary controls.

The Board of Directors of your Company has authorized management to repurchase Nobility stock from time-to-time in the open market to help offset the earnings dilution resulting from stock options granted to key employees under the Company's stock option plan and, also, when the stock appears undervalued. During this fiscal year, 29,700 shares of stock were repurchased and management has authorization to purchase up to 100,000 additional shares of your Company's stock in the open market. Based upon the sales and operating results for fiscal 2003 plus the strong financial strength of your company, the Board of Directors declared an annual cash dividend of $0.10 per common share for fiscal year 2003, payable January 12, 2004 to stockholders of record as of December 29, 2003.

For the past three years your Company's principal strategy has been to increase sales levels and operating profits by increasing the number and quality of our independent retail sales network as well as increasing the sales levels and profits of our own retail distribution network, Prestige Home Centers. We have been successful in executing this plan, however, as important as our achievements appear today, they take on greater significance when viewed from a long term perspective. We continue to increase the level of consumer awareness and confidence of Nobility and Prestige in our market area and further improve our reputation, built over 36 years, for designing, producing and retailing quality affordable manufactured homes. Along with increasing shareholder value, our goal is to build the best retail distribution network and the most efficient manufactured housing plants and continue to capture a greater share of the home buyers in Florida.

The very competitive and difficult market in our industry may continue to adversely affect fiscal 2004. For the short term, we anticipate continued pressure on both sales and earnings because of industry high repossession, tight retail credit standards, high unemployment, and uncertain economic conditions in our country. Management optimistically enters fiscal 2004, remaining convinced that our specific geographic market is one of the best long-term growth areas in the country and because of the strong operating leverage inherent in your Company. With an improving economy, better consumer confidence, declining unemployment claims, and continued low interest rate in 2004, management expects the demand for our homes to improve. The focus and energy of your Company during fiscal year 2004 will be directed toward maximizing profits in each segment—manufacturing, retailing, financing, and insurance. Each of these segments of our vertically integrated Company should show improvement over the previous year and will position your Company for further growth in the future.

We appreciate the confidence and support of our shareholders, employees, retail distribution network, suppliers and friends of the Company. With this confidence and support, along with the able leadership from our Directors and management team, we firmly believe the Company has the human, financial, and physical resources to meet the challenges ahead and to take advantage of new opportunities as they develop.

Terry E. Trexler
President

Thomas W. Trexler
Executive Vice President and Chief Financial Officer

CONSOLIDATED BALANCE SHEETS

November 1, 2003 and November 2, 2002

	2003	2002
Assets		
Current assets:		
Cash and cash equivalents	$ 10,641,748	$ 12,481,711
Short-term investments (Note 2)	342,550	-
Accounts receivable	2,096,128	1,074,481
Inventories	6,557,659	6,589,076
Deferred income taxes	485,716	608,700
Prepaid expenses and other current assets	501,014	368,129
Total current assets	20,624,815	21,122,097
Property, plant and equipment, net	3,136,506	2,948,096
Long-term investments (Note 2)	5,249,825	-
Investment in joint venture - Majestic 21	1,203,804	1,020,056
Deferred income taxes	15,050	22,700
Other assets	2,474,905	2,383,425
Total assets	$ 32,704,905	$ 27,496,374
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 1,484,997	$ 1,178,395
Accrued expenses and other current liabilities	2,988,131	1,834,965
Accrued compensation	524,784	704,122
Income taxes payable	890,675	-
Total current liabilities	5,888,587	3,717,482
Commitments and contingent liabilities (Note 14)		
Stockholders' equity:		
Preferred stock, $.10 par value, 500,000 shares authorized; none issued	-	-
Common stock, $.10 par value, 10,000,000 shares authorized; 5,364,907 shares issued in 2003 and 2002	536,491	536,491
Additional paid-in capital	8,613,640	8,629,144
Retained earnings	25,500,362	22,421,883
Accumulated other comprehensive income	35,516	-
Less treasury stock at cost, 1,354,663 and 1,347,694 shares, respectively, in 2003 and 2002	(7,869,691)	(7,808,626)
Total stockholders' equity	26,816,318	23,778,892
Total liabilities and stockholders' equity	$ 32,704,905	$ 27,496,374

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

For the years ended November 1, 2003, November 2, 2002 and November 3, 2001

	2003	2002	2001
Net sales	$ 39,205,481	$ 37,872,138	$ 30,278,768
Net sales - related parties	23,675	44,325	8,895
Total net sales	39,229,156	37,916,463	30,287,663
Cost of goods sold	(29,362,197)	(28,114,834)	(21,851,960)
Gross profit	9,866,959	9,801,629	8,435,703
Selling, general and administrative expenses	(5,789,361)	(5,871,930)	(5,435,803)
Operating income	4,077,598	3,929,699	2,999,900
Other income:			
Interest income	211,018	196,026	365,029
Undistributed earnings in joint venture - Majestic 21	220,148	291,081	285,534
Gain on recovery of TLT, Inc. note receivable (Note 3)	-	320,764	200,000
Receipt of stock in connection with demutualization of insurance company	167,930	-	-
Miscellaneous	56,785	72,332	62,889
	655,881	880,203	913,452
Income before provision for income taxes	4,733,479	4,809,902	3,913,352
Provision for income taxes	(1,655,000)	(1,675,000)	(1,358,000)
Income before cumulative effect adjustment	3,078,479	3,134,902	2,555,352
Cumulative effect adjustment, net of tax	-	-	(77,439)
Net income	3,078,479	3,134,902	2,477,913
Other comprehensive income, net of tax			
Unrealized investment gains	35,516	-	-
Comprehensive income	$ 3,113,995	$ 3,134,902	$ 2,477,913
Average shares outstanding			
Basic	3,996,424	4,107,748	4,200,863
Diluted	4,021,996	4,130,464	4,286,778
Earnings per share			
Basic	$ 0.77	$ 0.76	$ 0.59
Diluted	$ 0.77	$ 0.76	$ 0.58

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For the years ended November 1, 2003, November 2, 2002 and November 3, 2001

	Common Stock Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Treasury Stock	Total
Balance at 11/4/2000	4,421,938	$ 536,491	$ 8,629,144	$ 16,809,068	$ -	$ (4,949,732)	$ 21,024,971
Purchase of treasury stock	(277,500)	-	-	-	-	(1,779,182)	(1,779,182)
Net income	-	-	-	2,477,913	-	-	2,477,913
Balance at 11/3/2001	4,144,438	536,491	8,629,144	19,286,981	-	(6,728,914)	21,723,702
Purchase of treasury stock	(127,225)	-	-	-	-	(1,079,712)	(1,079,712)
Net income	-	-	-	3,134,902	-	-	3,134,902
Balance at 11/2/2002	4,017,213	536,491	8,629,144	22,421,883	-	(7,808,626)	23,778,892
Purchase of treasury stock	(29,700)	-	-	-	-	(260,158)	(260,158)
Exercise of employee stock options	19,635	-	(16,759)	-	-	172,003	155,244
Payment of employee benefit plan expenses with treasury stock	3,096	-	1,255	-	-	27,090	28,345
Unrealized investment gains	-	-	-	-	35,516	-	35,516
Net income	-	-	-	3,078,479	-	-	3,078,479
Balance at 11/1/2003	4,010,244	$ 536,491	$ 8,613,640	$ 25,500,362	$ 35,516	$ (7,869,691)	$ 26,816,318

The accompanying notes are an integral part of these financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended November 1, 2003, November 2, 2002 and November 3, 2001

	2003	2002	2001
Cash flows from operating activities:			
Net income	$ 3,078,479	$ 3,134,902	$ 2,477,913
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	232,377	236,176	200,458
Deferred income taxes	130,634	110,800	116,500
Undistributed earnings in joint venture - Majestic 21	(220,148)	(291,081)	(285,534)
Distributions from joint venture - Majestic 21	36,400	73,200	108,000
Increase in cash surrender value of life insurance	(91,480)	(89,529)	(92,328)
Payment of employee benefit plan expenses with treasury stock	28,345	-	-
Gain on recovery of TLT, Inc. note receivable	-	(320,764)	(200,000)
Cumulative effect of accounting change	-	-	77,439
Decrease (increase) in:			
Accounts receivable - trade	(1,021,647)	(700,336)	(344,075)
Inventories	31,417	1,017,835	4,285
Prepaid expenses and other current assets	(132,885)	(106,192)	(94,874)
(Decrease) increase in:			
Accounts payable	306,602	64,151	88,780
Accrued expenses and other current liabilities	1,153,166	(331,741)	735,164
Accrued compensation	(179,338)	293,216	(112,975)
Income taxes payable	890,675	(325,553)	298,003
Net cash provided by operating activities	4,242,597	2,765,084	2,976,756
Cash flows from investing activities:			
Purchase of property, plant and equipment	(420,787)	(529,437)	(220,684)
Collection of TLT, Inc. note receivable	-	320,764	200,000
Net cash used in investing activities	(420,787)	(208,673)	(20,684)
Cash flows from financing activities:			
Purchase of investments	(5,556,859)	-	-
Purchase of treasury stock	(260,158)	(1,079,712)	(1,779,182)
Proceeds from exercise of employee stock options	155,244	-	-
Net cash used in investing activities	(5,661,773)	(1,079,712)	(1,779,182)
Net (decrease) increase in cash and cash equivalents	(1,839,963)	1,476,699	1,176,890
Cash and cash equivalents at beginning of year	12,481,711	11,005,012	9,828,122
Cash and cash equivalents at end of year	$ 10,641,748	$ 12,481,711	$ 11,005,012
Supplemental disclosure of cash flow information			
Interest paid	$ -	$ -	$ -
Income taxes paid	$ 620,000	$ 2,227,000	$ 884,000

The accompanying notes are an integral part of these financial statements.

I. REPORTING ENTITY AND SIGNIFICANT ACCOUNTING POLICIES

DESCRIPTION OF BUSINESS AND PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Nobility Homes, Inc. ("Nobility"), its wholly-owned subsidiary, Prestige Home Centers, Inc. ("Prestige") and Prestige's wholly-owned subsidiaries, Mountain Financial, Inc., an independent insurance agency and mortgage broker, and Majestic Homes, Inc., (collectively the "Company"). The Company is engaged in the manufacture and sale of manufactured homes to various dealerships, including its own retail sales centers, and manufactured housing communities throughout Florida. The Company has two manufacturing plants located in and near Ocala, Florida. Prestige currently operates seventeen Florida retail sales centers: Ocala (3), Tallahassee, St. Augustine, Tampa, Chiefland, Lake City, Auburndale, Jacksonville, Hudson, Inverness, Fort Walton, Pace, Tavares, Panama City, and Yulee.

All intercompany accounts and transactions have been eliminated in consolidation.

FISCAL YEAR

The Company's fiscal year ends on the first Saturday on or after October 31. The years ended November 1, 2003, November 2, 2002 and November 3, 2001 consisted of fifty-two week periods.

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. As of November 1, 2003 and November 2, 2002, approximately $8,815,000 and $10,139,000, respectively, of the cash and cash equivalents were held in the form of certificates of deposit and governmental securities. All of the governmental securities are held by one trustee bank, are backed by letters of credit provided by the issuers and are due on demand at the original purchase price paid by the Company.

INVESTMENTS

The Company's investments consist of municipal and other debt securities as well as equity securities of a public company. Investments with maturities of less than one year are classified as short-term investments. Debt securities that the Company has the ability and intent to hold until maturity are accounted for as held-to-maturity securities and are carried at amortized cost. The Company's equity investment in a public company is classified as available-for-sale and carried at fair value. Unrealized gains on the available-for-sale securities, net of taxes, are recorded in accumulated other comprehensive income.

INVENTORIES

Inventories are carried at the lower of cost or market. Cost of finished home inventories is determined on the specific identification method. Other inventory costs are determined on a first-in, first-out basis.

PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost and depreciated over their estimated useful lives using the straight-line method. Routine maintenance and repairs are charged to expense when incurred. Major replacements and improvements are capitalized. Gains or losses are credited or charged to earnings upon disposition.

INVESTMENT IN JOINT VENTURE — MAJESTIC 21

The Company owns a 50% interest in a joint venture engaged in providing mortgage financing on manufactured homes. This investment is accounted for using the equity method of accounting (see Note 3).

IMPAIRMENT OF LONG-LIVED ASSETS

In the event that facts and circumstances indicate that the carrying value of a long-lived asset may be impaired, an evaluation of recoverability is performed by comparing the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount to determine if a writedown is required. If such evaluations indicate that the future undiscounted cash flows of certain long-lived assets are not sufficient to recover the carrying value of such assets, the assets are adjusted to their fair values.

GOODWILL – ADOPTION OF FAS STATEMENT 142

Goodwill represents the excess of the purchase price paid over the fair value of the net assets acquired in connection with business acquisitions. The Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, ("FAS 142") effective November 3, 2002. FAS 142 requires entities to assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis beginning in fiscal year 2003. When the fair value is less than the related goodwill value, entities are required to reduce the amount of goodwill. The approach to evaluating the recoverability of goodwill as outlined FAS 142 requires the use of valuation techniques utilizing estimates and assumptions about projected future operating results and other variables. FAS 142 also requires entities to discontinue the amortization of goodwill, including amortization of goodwill acquired in past business combinations. Accordingly, the Company no longer amortized goodwill beginning in fiscal year 2003 (see Note 6).

At November 1, 2003 and November 2, 2002, goodwill, net of accumulated amortization, totaled $298,708. Accumulated amortization of goodwill totaled $185,669 at November 1, 2003 and November 2, 2002. Amortization of goodwill totaled $29,000 and $25,000 for fiscal years 2002 and 2001, respectively.

WARRANTY COSTS

The Company provides for a warranty as the manufactured homes are sold. Amounts related to these warranties are immaterial for all periods presented.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximates fair value because of the short maturity of those instruments. The carrying amount and fair market value of the Company's investments at November 1, 2003 totaled $5,592,375 and $5,604,596, respectively.

STOCK-BASED COMPENSATION

The Company accounts for compensation cost related to employee stock options and other forms of employee stock-based compensation plans in accordance with the requirements of APB Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"). APB 25 requires compensation cost for stock-based compensation plans to be recognized based on the difference, if any, between the fair market value of the stock on the date of grant and the option exercise price. SFAS No. 123, Accounting for Stock-Based Compensation ("FAS 123"), as amended by SFAS No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure ("FAS 148"), established a fair value based method of accounting for compensation cost related to stock options and other forms of stock-based compensation plans. FAS 123 and FAS 148 allows an entity to continue to measure compensation cost using the principles of APB 25 if certain pro forma disclosures are made. Accordingly, the Company follows the provisions for the pro forma disclosure requirements of FAS 123 and FAS 148.

REVENUE RECOGNITION

Effective November 5, 2000, the Company adopted the Securities Exchange Commission (SEC) Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101") and recorded a charge of approximately $77,000, or 2 cents per diluted share, as a cumulative effect of an accounting change as of that date. The pro forma effects of this accounting change for the prior periods have not been presented because information related to the installation and set up of homes was not previously maintained in the Company's accounting systems, and thus the amounts are not readily determinable.

Historically, the Company recognized revenue for retail cash sales when the cash payment was received, construction of the home was complete, title had passed to the retail homebuyer and funds had been deposited into the Company's accounts. In the case of credit sales which represent the majority of retail sales, revenue was recognized when a down payment was received and the home buyer entered into an installment sales contract, construction of the home was complete, title had passed to the retail home buyer, and funds had been received from the finance company and deposited into the Company's accounts. As a result of adopting the provisions of SAB 101 during 2001, the Company now recognizes retail sales based upon occurrence of all of the above conditions plus delivery and set up of the home at the retail homebuyer's site, and completion of any other significant obligations. Approximately 48% of these installment sales contracts, which are normally payable over 84 to 360 months, are financed by Majestic 21, the Company's joint venture financing partnership (see Note 3).

Historically, for wholesale home sales to independent retailers, the Company recognized revenue based upon shipment of the home since risk of loss passed to the independent retailer at that time. As a result of adopting the provisions of SAB 101 during 2001, the Company now recognizes wholesale home sales to independent retailers upon receiving wholesale floor plan financing or establishing retailer credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent retailer. For wholesale shipments to independent retailers, the Company has no obligation to set up the home or to complete any other significant obligations.

Through its wholly-owned subsidiary, Mountain Financial, Inc., an independent insurance agency and mortgage broker, the Company offers credit life and homeowners insurance, service warranty products, and brokering of mortgage loans to the retail home buyer.

REBATE PROGRAM

The Company has a rebate program for all dealers which pays rebates based upon sales volume to the dealers. Volume rebates are recorded as a reduction of sales in the accompanying consolidated financial statements. The rebate liability is calculated and recognized as eligible homes are sold based upon factors surrounding the activity and prior experience of specific dealers and is included in other accrued expenses in the accompanying consolidated balance sheets.

ADVERTISING

Advertising for Prestige retail sales centers consists primarily of newspaper, radio and television advertising. All costs are expensed as incurred. Advertising expense amounted to approximately $470,000, $472,000 and $508,000 for fiscal years 2003, 2002 and 2001, respectively.

INCOME TAXES

Deferred tax assets and liabilities are determined based on differences between financial reporting and taxes bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

EARNINGS PER SHARE

These financial statements include "basic" and "diluted" earnings per share information for all periods presented. Basic earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding. Diluted *earnings per share is calculated by dividing net income by the weighted-average number of shares outstanding, adjusted* for dilutive common shares. Diluted earnings per share calculations include dilutive common share stock options of 25,572, 22,716, and 85,915 for fiscal years 2003, 2002 and 2001, respectively. Stock options to purchase 7,810, 113,251 and 142,340 shares of common stock for the fiscal years 2003, 2002, and 2001, respectively, were not included in the computation of diluted earnings per share because their inclusion would have been anti-dilutive.

CONCENTRATION OF CREDIT RISK

The Company's customers are concentrated in the State of Florida. One customer, a multi-park owner, accounted for over 12% and 11% of the Company's sales during the fiscal years ended 2003 and 2002, respectively. The Company had an approximate $1,807,000 and $835,000 receivable balance with this customer at November 1, 2003 and November 2, 2002, respectively. There were no other customers that accounted for over 10% of the Company's sales during fiscal 2003 or 2002.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SHIPPING AND HANDLING COSTS

Net sales include the revenue related to shipping and handling charges billed to customers. The related costs associated with shipping and handling are included as a component of cost of goods sold.

COMPREHENSIVE INCOME

Comprehensive income includes net income as well as additional other comprehensive income. The Company's other comprehensive income consists of unrealized gains on available-for-sale securities, net of tax.

RECENT ACCOUNTING PRONOUNCEMENTS

Effective November 3, 2002, the Company adopted FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires entities to assess the fair value of the net assets underlying all acquisition-related goodwill on a reporting unit basis (see Note 6).

In August 2001, the FASB issued Statement No. 144 ("FAS 144"), Accounting for the Impairment or Disposal of Long-Lived Assets. FAS 144 supersedes FAS 121 and applies to all long-lived assets (including discontinued operations) and consequently amends Accounting Principles Board Opinion No. 30 ("APB 30"), Reporting Results of Operations-Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions. FAS 144 requires that long-lived assets that are to be disposed of by sale be measured at the lower of book value or fair value less cost to sell. FAS 144 is effective for financial statements issued for fiscal years beginning after December 15, 2001, and generally, its provisions are to be applied prospectively. The adoption of FAS 144 in fiscal year 2003 had no material impact on the Company's reported consolidated results of operations, financial position or cash flows.

In December 2002, the FASB issued Statement No. 148 ("FAS 148"), Accounting for Stock-Based Compensation-Transition and Disclosure. FAS 148 amends FAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of FAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on reported results. FAS 148 is effective for financial statements for fiscal years ending after December 15, 2002. The Company adopted this Statement in fiscal year 2003 and had no significant impact from this adoption.

Financial Accounting Standards Board Interpretation ("FIN") 46, Consolidation of Variable Interest Entities, was issued in January 2003. FIN 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN 46 is effective for all new variable interest entities created or acquired after December 31, 2003. The Company does not expect the adoption of FIN 46 will have a material impact on its consolidated financial statements.

2. INVESTMENTS

Investments in held-to-maturity and available-for-sale debt and equity securities were as follows at November 1, 2003:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held-to-maturity securities (carried at amortized cost):				
Municipal securities	$ 5,375,721	$ 31,487	$ (19,266)	$ 5,387,942
Available-for-sale securities (carried at fair value):				
Equity securities in a public company	165,519	51,135	-	216,654
Total investments	$ 5,541,240	$ 82,622	$ (19,266)	$ 5,604,596

The fair values were estimated based on quoted market prices using current market rates.

Contractual maturities of held-to-maturity debt securities at November 1, 2003 were as follows:

	Cost	Estimated Fair Value
Due in less than one year	$ 125,896	$ 125,559
Due in 1 - 5 years	3,049,120	3,039,947
Due in 5 - 10 years	2,200,705	2,222,436
	$ 5,375,721	$ 5,387,942

There were no sales of available-for-sale securities during the fiscal year ended 2003.

A summary of the carrying values and balance sheet classification of all investments in debt and equity securities including held-to-maturity and available-for-sale securities disclosed above was as follows at November 1, 2003:

Held-to-maturity debt securities	$ 125,896
Available-for-sale equity securities	216,654
Short-term investments	342,550
Held-to-maturity debt securities included in long-term investments	5,249,825
Total investments	$ 5,592,375

3. RELATED PARTY TRANSACTIONS

RECEIVABLE FROM OFFICER FOR LIFE INSURANCE PREMIUMS

The Company funded premiums for the President on two split-dollar life insurance policies with a face value of $1,000,000. These policies insure the President and name his family as beneficiaries. The cumulative premiums advanced under these arrangements amounted to approximately $597,000 at November 1, 2003 and November 2, 2002. The advances are noninterest bearing. Net cash surrender value of approximately $1,128,000 and $1,062,000 at November 1, 2003 and November 2, 2002, respectively, was pledged to the Company as collateral for advances under this arrangement. Subsequent to November 1, 2003, the advances were repaid (see Note 16).

AFFILIATED ENTITIES

TLT, Inc.

The President, Chairman of the Board of Directors, a 54% stockholder of the Company, ("President") and the Executive Vice President, an 11% stockholder of the Company, each own 50% of the stock of TLT, Inc. TLT, Inc. is the general partner of two limited partnerships which are developing manufactured housing communities in Central Florida (the "TLT Communities"). The President owns between a 24.75% and a 49.5% direct and indirect interests in each of these limited partnerships. The Executive Vice President owns between a 49.5% and a 57.75% direct and indirect interests in each of these limited partnerships. The TLT Communities have purchased manufactured homes exclusively from the Company since 1990.

The Company sells manufactured homes to unaffiliated customers under various terms which require payment between 7 and 90 days from the date of shipment. The Company charges the same sales price to both unaffiliated customers and related party customers. The Company's net sales to TLT, Inc. and TLT Communities were $23,675, $44,325 and $8,895 in fiscal 2003, 2002 and 2001, respectively.

Beginning in 1990 and continuing into 1993, the Company made advances to TLT, Inc. to fund working capital needs of the TLT Communities in return for exclusive sales rights at these communities. These advances are non-interest bearing and were fully reserved in fiscal 1991. TLT paid approximately $0, $321,000 and $200,000 to the Company to reduce these outstanding advances in fiscal 2003, 2002 and 2001, respectively. The amounts collected have been recorded as a gain on recovery of the fully reserved TLT, Inc. note receivable in the accompanying consolidated financial statements. The balance of the reserved advances at November 1, 2003 was approximately $232,000.

The Company provides certain accounting services for TLT, Inc. and the TLT Communities at no charge in return for exclusive sales rights at these communities.

Investment in Joint Venture – Majestic 21

During fiscal 1997, the Company contributed $250,000 for a 50% interest in a joint venture engaged in providing mortgage financing on manufactured homes. This investment is accounted for under the equity method of accounting.

The following is summarized financial information of the Company's joint venture:

	2003	2002	2001
Total Assets	$ 6,518,794	$ 1,916,112	$ 5,692,176
Total Liabilities	$ 4,163,661	$ -	$ 4,211,826
Total Equity	$ 2,355,133	$ 1,916,112	$ 1,480,350
Net Income	$ 440,296	$ 582,162	$ 571,068

Distributions received from the joint venture amounted to $36,400, $73,200 and $108,000 in fiscal years 2003, 2002 and 2001, respectively.

4. INVENTORIES

Inventories at November 1, 2003 and November 2, 2002 are summarized as follows:

	2003	2002
Raw materials	$ 680,036	$ 555,231
Work-in-process	109,947	113,375
Finished homes	5,272,867	5,525,607
Pre-owned manufactured homes	401,728	320,564
Model home furniture	93,081	74,299
	$ 6,557,659	$ 6,589,076

The finished homes, pre-owned manufactured homes and model home furniture are maintained at the Prestige retail sales centers.

5. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, along with their estimated useful lives and related accumulated depreciation, as of November 1, 2003 and November 2, 2002 are summarized as follows:

	Range of Lives in Years	2003	2002
Land	-	$ 1,235,247	$ 1,235,247
Land and leasehold improvements	10-20	528,874	503,867
Buildings and improvements	15-40	2,101,623	2,031,038
Machinery and equipment	3-10	1,002,362	730,335
Furniture and fixtures	3-10	576,159	541,159
		5,444,265	5,041,646
Less accumulated depreciation		(2,307,759)	(2,093,550)
		$ 3,136,506	$ 2,948,096

Depreciation expense totaled approximately $232,000, $207,000 and $174,000 for fiscal years 2003, 2002 and 2001, respectively.

6. GOODWILL

Effective November 3, 2002, the Company adopted FAS 142, Goodwill and Other Intangible Assets. Under FAS 142, goodwill is no longer amortized but rather tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired. This new approach requires the use of valuation techniques and methodologies significantly different from the undiscounted cash flow policy previously followed by the Company.

The goodwill was tested for impairment during the first quarter of fiscal year 2003 and as a result of this valuation process, the Company concluded that there was no impairment of goodwill.

Prior to the adoption of FAS 142, the Company amortized goodwill on a straight-line basis over 15 years. Had the Company accounted for goodwill consistent with the provisions of FAS 142 in prior years, the Company's net income, basic and diluted earnings per share would have been affected as follows:

	Fiscal Years Ended		
	2003	2002	2001
Net income, as reported	$ 3,078,479	$ 3,134,902	$ 2,477,913
Add: goodwill amortization, net of tax	-	18,900	16,300
Adjusted net income	$ 3,078,479	$ 3,153,802	$ 2,494,213

There would have been no effect on basic or diluted earnings per share except for basic earnings per share in fiscal 2002 would have been $0.77 vs. $0.76 actual had the Company accounted for goodwill consistent with the provisions of FAS 142 in prior years.

7. OTHER ASSETS

Other assets at November 1, 2003 and November 2, 2002 are comprised of the following:

	2003	**2002**
Cash surrender value of life insurance	$ 1,579,173	$ 1,487,693
Receivable from officer for life insurance premiums (see Notes 3 and 16)	597,024	597,024
Goodwill, net (see Note 6)	298,708	298,708
	$ 2,474,905	$ 2,383,425

8. ACCRUED EXPENSES AND OTHER CURRENT LIABILITIES

Accrued expenses and other current liabilities at November 1, 2003 and November 2, 2002 are comprised of the following:

	2003	**2002**
Customer deposits	$ 2,230,633	$ 1,117,265
Accrued sales taxes	149,481	119,674
Accrued warranty expense	165,000	165,000
Other accrued expenses	443,017	433,026
	$ 2,988,131	$ 1,834,965

9. INCOME TAXES

The provision for income taxes for the years ended November 1, 2003, November 2, 2002 and November 3, 2001 consists of the following:

	2003	2002	2001
Current tax expense:			
Federal	$ 1,366,600	$ 1,414,000	$ 1,103,800
State	157,800	150,200	137,700
	1,524,400	1,564,200	1,241,500
Deferred tax expense	130,600	110,800	116,500
Provision for income taxes	$ 1,655,000	$ 1,675,000	$ 1,358,000

The following table shows the reconciliation between the statutory federal income tax rate and the actual provision for income taxes for the years ended November 1, 2003, November 2, 2002 and November 3, 2001:

	2003	2002	2001
Provision - federal statutory tax rate	$ 1,609,400	$ 1,620,000	$ 1,330,500
Increase (decrease) resulting from:			
State taxes, net of federal tax benefit	115,000	173,000	142,100
Permanent differences:			
Tax exempt interest	(75,500)	(60,500)	(92,400)
Other	6,100	(57,500)	(22,200)
Provision for income taxes	$ 1,655,000	$ 1,675,000	$ 1,358,000

The types of temporary differences between the tax bases of assets and liabilities and their financial reporting amounts and the related deferred tax assets and deferred tax liabilities are as follows:

	2003	2002
Gross deferred tax assets:		
Allowance for doubtful accounts	$ 87,300	$ 87,300
Inventories	54,000	79,400
Other assets	336,300	447,000
Accrued expenses	62,100	62,100
Total deferred tax assets	539,700	675,800
Gross deferred tax liabilities:		
Depreciation	(38,934)	(44,400)
Net deferred tax asset	$ 500,766	$ 631,400

The Company believes that it is more likely than not that the net deferred tax assets of $500,766 at November 1, 2003 will be realized on future tax returns, primarily from the generation of future taxable income.

10. FINANCING AGREEMENTS

REVOLVING CREDIT AGREEMENT

The Company maintains a revolving credit agreement (the "Agreement") with a bank which provides for borrowings of up to $4,000,000. The Agreement provides for interest at the bank prime rate less 0.5% (3.50% at November 1, 2003) on the outstanding balance. The Agreement is uncollateralized, due on demand and includes certain restrictive covenants relating to tangible net worth and acquiring new debt. There are no commitment fees or compensating balance arrangements associated with the Agreement. At November 1, 2003 and November 2, 2002, there were no borrowings outstanding under the Agreement.

11. STOCKHOLDERS' EQUITY

Authorized preferred stock may be issued in series with rights and preferences designated by the Board of Directors at the time it authorizes the issuance of such stock. The Company has never issued any preferred stock. Treasury stock is recorded at cost and is presented as a reduction of stockholders' equity in the accompanying consolidated financial statements. The Company repurchased 29,700, 127,225 and 277,500 shares of its common stock during fiscal years 2003, 2002 and 2001, respectively. These shares were acquired for general corporate purposes. The Company reissued 22,731 shares of treasury stock during fiscal year 2003 for employee stock option exercises and the payment of employee benefit plan expenses.

12. STOCK OPTION PLAN

During fiscal 1996, the Company's Board of Directors adopted a stock incentive plan (the "Plan"), which authorizes the issuance of options to purchase common stock. The Plan provides for the issuance of options to purchase up to 495,000 shares of common stock to employees and directors. Options granted are exercisable after one or more years and expire no later than six to ten years from the date of grant or upon termination of employment, retirement or death. Options available for future grant were 294,440 and 279,840 at November 1, 2003 and November 2, 2002. Options were held by 13 persons at November 1, 2003.

Information with respect to options granted at November 1, 2003 is as follows:

	Number of Shares	Stock Option Price Range	Weighted Average Exercise Price
Outstanding at 11/4/2000	219,340	$ 7.73 - 12.81	$ 8.26
Granted	12,350	5.50 - 6.00	5.86
Exercised	-	-	-
Canceled	(1,500)	6.00	6.00
Outstanding at 11/3/2001	230,190	5.50 - 12.81	8.12
Granted	8,950	8.30	8.30
Exercised	-	-	-
Canceled	(23,980)	7.73 - 12.81	8.62
Outstanding at 11/2/2002	215,160	5.50 - 12.81	8.10
Granted	11,550	8.83	8.83
Exercised	(19,635)	7.73	7.73
Canceled	(6,515)	5.50 - 12.81	7.93
Outstanding at 11/1/2003	200,560	$ 5.50 - 12.81	$ 8.18

The following table summarizes information about the Plan's stock options at November 1, 2003:

	Options Outstanding			Options Exercisable	
Exercise prices	Shares Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Shares Outstanding	Weighted Average Exercise Price
$ 5.50	2,300	2	$ 5.50	2,300	$ 5.50
6.00	5,950	3	6.00	5,950	6.00
8.03	165,000	3	8.03	165,000	8.03
8.30	7,950	4	8.30	7,950	8.30
8.83	11,550	5	8.83	-	8.83
12.81	7,810	1	12.81	7,810	12.81
	200,560	3	$ 8.18	$ 189,010	$ 8.14

The Company has adopted the disclosure-only provisions of FAS 123 and FAS 148. Accordingly, no compensation cost has been recognized for the stock option plans. Had compensation cost for the Company's Plan been determined based on the fair value at the grant dates, as prescribed by FAS 123 and FAS 148, the Company's net income and earnings per share would have been as follows:

	2003	2002	2001
Net income:			
As reported	$ 3,078,479	$ 3,134,902	$ 2,477,913
Pro forma	$ 3,064,435	$ 3,107,370	$ 2,428,760
Diluted earnings per share:			
As reported	$ 0.77	$ 0.76	$ 0.59
Pro forma	$ 0.76	$ 0.76	$ 0.58

The fair value of each option is determined using the Black-Scholes option-pricing model, which values options based on the stock price at the grant date, the expected life of the option, the estimated volatility of the stock, expected dividend payments, and the risk-free interest rate over the expected life of the option. The dividend yield was calculated by dividing the current annualized dividend by the option exercise price for each grant. The expected volatility was determined considering stock prices for the fiscal year the grant occurred and prior fiscal years, as well as considering industry volatility data. The risk-free interest rate was the rate available on zero coupon U.S. government obligations with a term equal to the remaining term for each grant. The expected life of the option was estimated based on the exercise history from previous grants.

The weighted-average assumptions used in the Black-Scholes model were as follows:

	Stock Option Granted in Fiscal Year		
	2003	2002	2001
Risk-free interest rate	3.3%	4.7%	6.6%
Expected volatility of stock	45%	45%	45%
Dividend yield	1.1%	0%	0%
Expected option life	2 – 4	2 – 4	2 – 4 years

13. EMPLOYEE BENEFIT PLAN

The Company has a defined contribution retirement plan (the "Plan") qualifying under Section 401(k) of the Internal Revenue Code. The Plan covers employees who have met certain service requirements. The Company makes a matching contribution of 15% of an employee's contribution up to a maximum of 3% of an employee's compensation. The Company's contribution charged to operations was approximately $23,000, $6,000 and $18,000 in fiscal years 2003, 2002 and 2001, respectively.

14. COMMITMENTS AND CONTINGENT LIABILITIES

OPERATING LEASES

The Company leases the property for the Prestige retail sales centers from various unrelated entities under operating lease agreements expiring through November 2006. The Company also leases certain equipment under unrelated operating leases. These leases have varying renewal options. Total rent expense for operating leases, including those with terms of less than one year, amounted to approximately $639,000, $585,000 and $582,000 in fiscal years 2003, 2002 and 2001, respectively.

Future minimum payments by year and in the aggregate, under the aforementioned leases and other noncancelable operating leases with initial or remaining terms in excess of one year, as of November 1, 2003 are as follows:

Fiscal Year Ending

2004	$ 77,000
2005	42,000
2006	18,000

REPURCHASE AGREEMENTS

The Company is contingently liable under terms of repurchase agreements covering dealer floor plan financing arrangements. These arrangements, which are customary in the industry, provide for the repurchase of homes sold to dealers in the event of default on payments by the dealer to the dealer's financing source. The contingent liability under these agreements amounted to approximately $1,900,000 and $1,497,000 at November 1, 2003 and November 2, 2002, respectively. The risk of loss is spread over numerous dealers and financing institutions and is further reduced by the resale value of any homes which may be repurchased. There were no homes repurchased in fiscal years 2003, 2002 or 2001.

OTHER CONTINGENT LIABILITIES

Certain claims and suits arising in the ordinary course of business have been filed or are pending against the Company. In the opinion of management, the ultimate outcome of these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

15. QUARTERLY FINANCIAL SUMMARY (UNAUDITED)

Following is a summary of the unaudited interim results of operations for each quarter in the years ended November 1, 2003 and November 2, 2002.

	First	Second	Third	Fourth
Year ended November 1, 2003				
Net sales	$ 8,482,415	$ 8,354,762	$ 9,465,179	$ 12,926,800
Cost of goods sold	6,258,985	6,127,236	7,167,499	9,808,477
Net income	600,584	677,231	633,730	1,166,934
Earnings per share				
Basic	0.15	0.17	0.16	0.29
Diluted	0.15	0.17	0.16	0.29
Year ended November 2, 2002				
Net sales	$ 8,288,448	$ 8,945,759	$ 8,335,919	$ 12,346,337
Cost of goods sold	6,180,373	6,588,885	6,092,161	9,253,415
Net income	592,934	770,834	728,815	1,042,319
Earnings per share				
Basic	0.14	0.19	0.18	0.26
Diluted	0.14	0.19	0.18	0.26

The sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year. The Company historically records the increase in cash surrender value related to its life insurance policies on the Company's president during the fourth quarter. Accordingly, the Company recorded credits of approximately $91,000, $90,000 and $92,000 in fiscal years 2003, 2002 and 2001, respectively, to insurance expense in the fourth quarter of the respective years. In addition, the receipt of stock during fiscal year 2003 in connection with the demutualization of an insurance company in the amount of approximately $168,000 was recorded as other income during the fourth quarter of fiscal year 2003.

16. SUBSEQUENT EVENTS (UNAUDITED)

Subsequent to November 1, 2003, the receivable from the Company's president for split-dollar life insurance premiums in the amount of approximately $597,000 (see Notes 3 and 7) was repaid to the Company.

Subsequent to year-end, the Company's Board of Directors declared an annual cash dividend of $0.10 per common share, payable on January 12, 2004 to stockholders of record as of December 29, 2003.

TEDDER, JAMES, WORDEN & ASSOCIATES, P.A.

CERTIFIED PUBLIC ACCOUNTANTS & BUSINESS ADVISORS

AN INDEPENDENTLY OWNED MEMBER OF THE RSM MCGLADREY NETWORK

Independent Auditors' Report

To the Board of Directors and
Stockholders of Nobility Homes, Inc.

We have audited the accompanying consolidated balance sheet of Nobility Homes, Inc. and Subsidiaries (the "Company") as of November 1, 2003, and the related consolidated statements of income and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nobility Homes, Inc. and Subsidiaries as of November 1, 2003, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for goodwill as of November 3, 2002 as required by the provisions of Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*.

Tedder, James, Worden & Associates, P.A.

Orlando, Florida
December 17, 2003

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
101 East Kennedy Boulevard
Suite 1500
Tampa FL 33602-5147
Telephone (813) 229 0221
Facsimile (813) 229 3646

Report of Independent Certified Public Accountants

To the Board of Directors and
Stockholders of Nobility Homes, Inc.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Nobility Homes, Inc. and its subsidiaries (the "Company") at November 2, 2002 and November 3, 2001, and the results of their operations and their cash flows for each of the three years in the period ended November 2, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 13, 2002

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

GENERAL

Nobility's primary focus is homebuyers who generally purchase their manufactured homes from retail sales centers to locate on property they own. Nobility has aggressively pursued this market through its Prestige retail sales centers. While Nobility actively seeks to make wholesale sales to independent retail dealers, its presence as a competitor limits potential sales to dealers located in the same geographic areas serviced by its Prestige sales centers.

Nobility has also aggressively targeted the retirement community market, which is made up of retirees moving to Florida and typically purchasing homes to be located on sites leased from park communities offering a variety of amenities.

Nobility sold 831 homes in fiscal 2003, of which 336 homes, representing sales of $8,427,790, were sold to independent dealers. Nobility sold 832 homes in fiscal 2002, of which 326 homes, representing sales of $7,808,696, were sold to independent dealers. In fiscal 2001, of the 729 homes sold by Nobility, 229 homes were sold to independent dealers, representing sales of $4,480,973. The balance of Nobility sales in fiscal 2003, 2002 and 2001, representing 74.7%, 71.7% and 83.0% of net sales, respectively, were made on a retail basis through Prestige's retail centers.

Nobility has a product line of approximately 100 active models. Although market demand can fluctuate on a fairly short-term basis, the manufacturing process is such that Nobility can alter its product mix relatively quickly in response to changes in the market. During fiscal 2003, 2002 and 2001, Nobility's product mix was affected by the number of "Special Edition" homes marketed by Prestige and by larger, more expensive multi-wide homes resulting from the availability of varied types of financing at competitive rates. Most family buyers today purchase three-, four- or five-bedroom manufactured homes, compared with the two-bedroom home that typically appeals to the retirement buyers who reside in the manufactured housing communities.

Nobility's Majestic 21 joint venture with 21st Century Mortgage Corporation provides mortgage financing to retail customers who purchase Nobility's manufactured homes at Prestige retail sales centers. This joint venture, which originates and services loans, has given Prestige more control over the financing aspect of the retail home sales process and allowed it to offer better services to its retail customers. Management believes that the joint venture gives Prestige an additional potential for profit by providing finance products to retail customers. In addition, management believes that Prestige has more input in the design of unique finance programs for prospective homebuyers, and that the joint venture has resulted in more profitable sales at its Prestige retail sales centers. In an effort to make manufactured homes more competitive with site-built housing, financing packages are available to provide (1) 30-year financing, (2) an interest rate reduction program, (3) combination land/manufactured home loans, and (4) a 5% down payment program for qualified buyers. Prestige also maintains eight outside financing sources that provide financing to retail homebuyers for its manufactured homes.

Through its wholly-owned subsidiary, Mountain Financial, Inc., an independent insurance agency and mortgage broker, Prestige offers homeowners insurance, service warranty products and brokering of mortgage loans to facilitate the home buying process for the customers of Prestige Home Centers. Mountain Financial, Inc. also provides automobile and other personal lines insurance products.

The years ended November 1, 2003, November 2, 2002 and November 3, 2001 consisted of a fifty-two (52) week period.

RESULTS OF OPERATIONS

For fiscal years ended November 1, 2003, November 2, 2002 and November 3, 2001, results of operations are as follows. Total net sales in fiscal 2003 were $39,229,156 compared to $37,916,463 in fiscal 2002 and $30,287,663 in fiscal 2001. Net sales increased 3.5% in fiscal 2003, 25.2% in fiscal 2002 and 2.4% in fiscal 2001 as compared to the prior year net sales. The increased sales in fiscal 2003 was primarily due to the 7.9% increase in sales to outside dealers coupled with an increase of 6.5% in Prestige same store revenues. The increased sales in fiscal 2002 and fiscal 2001 were primarily due to a 78.3% and 75.0% increase, respectively, in sales to outside park dealers as a result of aggressively pursuing that market. Prestige same store revenues increased 9.0% in fiscal year 2002 compared to a decline of 5.4% in fiscal year 2001. The Company adopted the Securities and Exchange Commission's Staff Accounting Bulletin No. 101 (SAB 101) on revenue recognition as of November 5, 2000. Net sales continued to be impacted by a very competitive market caused by the industry's excess retail inventory and repossessions. The excess inventory had developed from industry growth of new retail locations that has outpaced customer demand plus an increase in the number of repossessions returning to the marketplace. Tighter credit standards and management's decision not to discount homes to maintain sales volume also adversely impacted sales in the last three fiscal years.

In spite of economic uncertainties and continued unemployment, management expects the demand for our homes to continue, bolstered by continuing low interest rates and by reductions in the industry's excess home inventory and repossessions at retail sales centers.

Combined industry-wide shipment of multi-section and single-section homes for the first ten months of calendar 2003 declined approximately 23% from the like period last year and declined 10% in calendar 2002 and 26% in calendar 2001. Florida combined industry shipments of multi-section homes and single-section homes in the first ten months of calendar 2003 declined approximately 6% from the like period last year and declined 2% in calendar 2002 and 6% in calendar year 2001. Approximately 97% of Nobility's home sales are multi-section homes.

Gross profit as a percentage of net sales was 25.2% in fiscal 2003 compared to 25.9% in fiscal 2002 and 27.9% in fiscal 2001. The decline in gross profit for 2003 was primarily due to higher material costs, primarily in lumber and oriented strand board (OSB) used in manufacturing. The decline in gross profit for fiscal 2002 was primarily due to the higher overhead costs at the manufacturing plants and the increase in gross profit for fiscal 2001 was primarily as a result of lower material costs in the manufacturing process and improved operations at the retail sales centers.

Selling, general and administrative expenses as a percent of net sales were 14.8% in fiscal 2003 compared to 15.5% in fiscal 2002 and 18.0% in fiscal 2001. The decrease in selling, general and administrative expenses, as a percent of net sales, in fiscal years 2003 and 2002 resulted from the increase in sales which had a significant impact on selling, general and administration expenses as a percentage because most of these expenses are fixed, except for compensation expenses. The decrease in selling, general and administrative expenses, as a percent of net sales, in fiscal 2001 was primarily due to reduced general and administrative costs at the manufacturing plants.

The Company earned from interest on cash equivalents and investments $211,018 for fiscal 2003, $196,026 for fiscal 2002 and $365,029 for fiscal 2001. The decreased interest income in fiscal 2002 was a result of lower interest rates compared to 2001. Nobility received payments from TLT, Inc. of $320,764 in fiscal 2002, $200,000 in fiscal 2001. The remaining advances to TLT, Inc. of approximately $232,000 are non-interest bearing and have been fully reserved since 1991.

Majestic 21 is a financing joint venture accounted for under the equity method of accounting. The Company earned from Majestic 21 $220,148 in fiscal 2003, $291,081 in fiscal 2002 and $285,534 in fiscal 2001. Income reported for Majestic 21 results from the Company's 50% share in the equity in the earnings of this joint venture. Income for the joint venture fluctuates due to loan origination volume, foreclosure/ repossession frequency and the severity of loss on the resale of the foreclosed units. The Company believes that its historical loss experience has been favorable impacted by its ability to resell foreclosed/repossessed units through its network of retail sales centers.

As a result of the factors discussed above, earnings for fiscal 2003 were $3,078,479 or $.77 per diluted share compared to $3,134,902 or $.76 per diluted share for fiscal 2002 and $2,477,913 or $.58 per diluted share for fiscal 2001.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents were $10,641,748 at November 1, 2003 compared to $12,481,711 at November 2, 2002. The decrease in cash and cash equivalents was primarily due to a change in the investment portfolio to long-term marketable securities to obtain a higher yield. Marketable securities were $5,592,375 at November 1, 2003. Working capital was $14,736,228 at November 1, 2003 compared to $17,404,615 at November 2, 2002. Nobility owns the entire inventory for its Prestige retail sales centers and does not incur any third party floor plan financing expenses. Inventories decreased to $6,557,659 at November 1, 2003 from $6,589,076 at November 2, 2002.

Nobility repurchased in the open market 29,700 shares of its common stock for $260,158 during fiscal 2003 and 127,225 shares of its common stock for $1,079,712 in fiscal 2002.

Nobility maintains a revolving credit agreement with a major bank providing for borrowing up to $4,000,000. At November 1, 2003 and November 2, 2002, there were no amounts outstanding under this agreement.

Consistent with normal practices, Nobility's operations are not expected to require significant capital expenditures during fiscal 2004. Working capital requirements for the home inventory for existing and any new retail sales centers will be met with internal sources.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION & RESULTS OF OPERATIONS

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The Company applies judgment and estimates, which may have a material effect in the eventual outcome of assets, liabilities, revenues and expenses, for accounts receivable, inventory and goodwill. The following explains the basis and the procedure for each asset account where judgment and estimates are applied.

REVENUE RECOGNITION
The Company recognizes revenue for the majority of retail sales upon the occurrence of the following:

- its receipt of a down payment,
- completion of the home,
- title having passed to the retail home buyer,
- funds having been deposited into the company's account,
- the home having been delivered and set up at the retail home buyer's site, and
- completion of any other significant obligations.

The Company recognizes sales to independent dealers upon receiving wholesale floor plan financing or establishing retail credit approval for terms, shipping of the home, and transferring title and risk of loss to the independent dealer.

GOODWILL
Between 1995 and 1998 the Company acquired retail sales centers using the purchase method of accounting. As a result, goodwill is reflected on the consolidated balance sheets. A valuation was performed by the Company and it was determined that the estimated fair value of the goodwill in the accounts exceeded its book value. There is no assurance that the value of the acquired sales centers will not decrease in the future due to changing business conditions.

VENDOR REBATES
The Company receives volume rebates from its vendors based upon reaching a certain level of purchased materials during a specified period of time. Volume rebates are estimated based upon annual purchases, and are adjusted quarterly if the accrued volume rebate is applicable.

DEALER VOLUME REBATE
The Company pays a volume rebate to independent dealers based upon the dollar volume of homes purchased and paid for by the dealer in excess of a certain specific dollar amount during a specific time period. Dealer volume rebates are accrued when sales are recognized.

OFF-BALANCE SHEET ARRANGEMENTS

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities ("SPE's"), which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of November 1, 2003, we are not involved in any material unconsolidated SPE transactions.

CONTRACTUAL OBLIGATIONS

The impact of our contractual obligations as of November 1, 2003 are expected to have on our liquidity and cash flow in future periods is as follows:

	Payments Due By Period		
	Total	Less Than 1 Year	1-3 Years
Operating lease obligations	$137,000	$77,000	$60,000

FORWARD LOOKING STATEMENTS

Certain statements in this report are forward-looking statements within the meaning of the federal securities laws, including our statement that working capital requirements will be met with internal sources. Although Nobility believes that the expectations reflected in such forward-looking statements are based on reasonable assumptions, there are risks and uncertainties that may cause actual results to differ materially from expectations. These risks and uncertainties include, but are not limited to, competitive pricing pressures at both the wholesale and retail levels, increasing material costs, continued excess retail inventory, increase in repossessions, changes in market demand, changes in interest rates, availability of financing for retail and wholesale purchasers, consumer confidence, adverse weather conditions that reduce sales at retail centers, the risk of manufacturing plant shutdowns due to storms or other factors, and the impact of marketing and cost-management programs.

COMMON STOCK INFORMATION

Nobility Homes, Inc. is listed on the Nasdaq National Market under the symbol NOBH. The following table shows the high and low sales prices of the Common Stock for each fiscal quarter of 2003 and 2002.

The Board of Directors declared an annual cash dividend of $0.10 per common share for fiscal year 2003, payable January 12, 2004 to stockholders of record as of December 29, 2003. The payment of future cash dividends is within the discretion of the Nobility's Board of Directors and will depend, among other factors, on Nobility's earnings, capital requirements and operating and financial condition. During fiscal 2003, 2002 and 2001, no cash dividends were paid.

At January 21, 2004, the approximate number of record holders of Common Stock was 230 (not including individual participants in security position listings).

	Fiscal Year Ended			
	November 1, 2003		November 2, 2002	
Quarter	High	Low	High	Low
1st	$ 9.75	$ 8.52	$ 9.80	$ 7.05
2nd	9.29	7.73	9.90	8.51
3rd	9.92	7.75	9.50	7.81
4th	10.50	8.79	10.20	7.65

STOCKHOLDER RETURN PERFORMANCE

The following graph compares the Company's cumulative total stockholder return on its common stock from October 31, 1998 to November 1, 2003 with the cumulative total return of a peer group selected by the Company and the Nasdaq Market Index.

COMPARE 5-YEAR CUMULATIVE TOTAL RETURN
AMONG NOBILITY HOMES, INC.,
NASDAQ MARKET INDEX AND PEER GROUP INDEX


200
150
100
50
0
DOLLARS
1998
1999
2000
2001
2002
2003
NOBILITY HOMES, INC.
PEER GROUP INDEX
NASDAQ MAKET INDEX

ASSUMES $100 INVESTED ON October 31, 1998
ASSUMES DIVIDEND REINVESTED
FISCAL YEAR ENDING NOVEMBER 1, 2003

(in thousands except per share data)

FISCAL YEAR 2003	First Feb. 1	Second May 3	Third Aug. 2	Fourth Nov. 1
Net sales	$8,482	$8,355	$9,465	$12,927
Gross profit	2,223	2,228	2,298	3,118
Net income	600	677	634	1,167
Earnings per share				
Basic	.15	.17	.16	.29
Diluted	.15	.17	.16	.29

FISCAL YEAR 2002	First Feb. 2	Second May 4	Third Aug. 3	Fourth Nov. 2
Net sales	$8,288	$8,946	$8,336	$12,346
Gross profit	2,108	2,357	2,244	3,093
Net income	593	771	729	1,042
Earnings per share				
Basic	.14	.19	.18	.26
Diluted	.14	.19	.18	.26

FISCAL YEAR 2001	First Feb. 3	Second May 5	Third Aug. 4	Fourth Nov. 3
Net sales	$5,305	$ 7,359	$8,737	$8,886
Gross profit	1,478	2,105	2,331	2,521
Net income	207	617	651	1,002
Earnings per share				
Basic	.05	.15	.15	.24
Diluted	.05	.15	.15	.23

Due to rounding, the sum of quarterly earnings per share amounts does not necessarily equal earnings per share for the year.

GENERAL INFORMATION

DIRECTORS

Terry E. Trexler (64)	Chairman of the Board and President of Nobility for more than five years; Mr. Trexler is also President of TLT, Inc.
Thomas W. Trexler (40)	Executive Vice President and Chief Financial Officer of Nobility since December 1994; President of Prestige Home Centers, Inc. since June 1995; Director of Prestige since 1993 and Vice President from 1991 to June 1995; President of Mountain Financial, Inc. since August 1992; Vice President of TLT, Inc. since September 1991.
Richard C. Barberie (65)	Vice President of Purchasing of Nobility from December 1994 until his retirement in June 1995; Executive Vice President of Nobility for more than five years prior to December 1994
Robert P. Holliday (65)	President of Chariot Eagle, Inc. (which is engaged in the manufactured home business) since 1984 and President of Chariot Eagle-West, Inc. since 1995
Robert P. Saltsman (51)	Attorney and CPA in private practice since 1983; prior to 1983 Mr. Saltsman was employed as a CPA by Arthur Andersen & Co. in Orlando, Florida

OFFICERS

Terry E. Trexler	President
Thomas W. Trexler	Executive Vice-President and Chief Financial Officer
Jean Etheredge	Secretary
Lynn J. Cramer, Jr.	Treasurer
Edward C. Sims	Vice President Engineering

GENERAL SHAREHOLDER'S INFORMATION

Transfer Agent and Registrar	Registrar and Transfer Company, Cranford, New Jersey
Independent Auditors'	Tedder, James, Worden & Associates, P.A., Orlando, Florida
Special Counsel	Foley & Lardner, Jacksonville, Florida
General Counsel	Weiner & Argo, Ocala, Florida
Corporate Offices	3741 S.W. 7th Street, Ocala, Florida 34474

PLEASE TAKE NOTICE that the Annual Meeting of the Shareholders of NOBILITY HOMES, INC. (the "Company") will be held on Friday, the 27th day of February, 2004, at 10:00 A.M. eastern standard time, at the Ocala Hilton, 3600 S.W. 36th Avenue (I-75 and SR200), Ocala, Florida. All shareholders are cordially invited to attend the meeting.

SEC REPORT INFORMATION

A copy of the Company's current Annual Report filed with the Securities and Exchange Commission (SEC) on Form 10-K may be obtained from the Company free of charge by writing to the Treasurer, Nobility Homes, Inc., P.O. Box 1659, Ocala, Florida 34478. The Financial Statements presented in this Annual Report provide certain supplemental information as required by the SEC.


Prestig
Home Centers, In
FACTORY OUTLE
NOW OPEN
Typical Prestige Sales Center


Living Room and Family Room With Two-Sided Fireplace


Natural Cedar Log Exterior Home


Pace
Ft. Walton
Tallahassee
Panama City
Lake City
Yulee
Jacksonville
St. Augustine
Chiefland
Ocala
Belleview
Inverness
Tavares
Hudson
Auburndale
Tampa
NOBILITY PLANTS
PRESTIGE SALES CENTERS

NOBILITY HOMES, INC

Ocala, Florida

www.NobilityHomes.com